October 23, 2007
BY EDGAR AND FACSIMILE
Carlos Pacho, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720
Claire DeLabar, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-3720

Re:	American Public Education, Inc.
Amendment No. 2 to Form S-1
Filed October 11, 2007
File No. 333-145185
Dear Mr. Pacho and Ms. DeLabar:
On behalf of American Public Education, Inc. (“Company”), this letter is to provide additional information in response to a telephone conference call with you on October 23, 2007 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).
At your request, the Company has provided us with the information below with respect to the 2005 reclassification of the Series A convertible preferred stock into shares of Class A common stock. The discussion below reflects the 11-for-1 stock split of the Class A common stock and common stock that occurred in September 2007.

Carlos Pacho & Claire DeLabar
United States Securities and Exchange Commission
October 23, 2007

In August 2002, the Company issued 236,082 shares of Series A convertible preferred stock to funds affiliated with a single venture capital investor at a price of $42.36 per share, for aggregate proceeds of approximately $10,000,000.
In August 2005, the Company agreed to repurchase all of the shares of common stock held by the Company’s founder and holder of a majority of the then outstanding common stock at a price of $4.55 per share. In order to fund the repurchase, the Company raised funds through the Class A common stock issuance described in the Registration Statement, in which shares of Class A common stock were sold for $4.55 per share. The Company also offered each common stockholder the opportunity to sell their shares of common stock to the Company at the same price of $4.55 per share.
In connection with the repurchase of the common stock and issuance of the Class A common stock, the Series A convertible preferred stock was recapitalized into Class A common stock at a rate of 22.666952 shares of Class A common stock for each share of Series A. The 236,082 shares of Series A convertible preferred Stock became 5,351,258 shares of Class A common stock. This was effected as a reclassification of the Series A convertible preferred stock.
The total number of Class A common shares to be issued to holders of Series A convertible preferred stock had a value calculated as equivalent to the value of the Series A convertible preferred shares. This value took into account what the Series A convertible preferred shares were entitled to receive on a sale of the Company, or a Liquidation, under the terms of the Company’s charter.
Under the charter, a Liquidation included:
The consolidation or merger of the Corporation into or with any other entity or entities which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof (other than a merger solely to reincorporate the Corporation in a different jurisdiction), and the sale, lease, abandonment, transfer or other disposition by the Corporation of all or substantially all its assets, shall be deemed to be a “Liquidation”; provided, however, that a consolidation or merger as a result of which the holders of capital stock of the Corporation immediately prior to such merger or consolidation possess (by reason of such holdings) 50% or more of the voting power of the corporation surviving such merger or consolidation (or other corporation which is the issuer of the capital stock into which the capital stock of the Corporation is converted or exchanged in such merger or consolidation) shall not be treated as a Liquidation.
The Company’s charter provided that in a Liquidation, the holders of the Series A convertible preferred stock were entitled to receive (x) the original issue price plus an 8% per annum dividend (the “Liquidation Preference”), plus (y) what they would have received had they converted into common stock immediately before the Liquidation event.

Carlos Pacho & Claire DeLabar
United States Securities and Exchange Commission
October 23, 2007

Following the terms of the Charter, the Company issued shares of Class A company stock to the holders of the Series A convertible preferred stock as follows:
•	2,754,356 shares of Class A common stock, which is a number of shares equal to the Liquidation Preference determined by taking the sum of the original issue price of the Series A convertible preferred stock and the accrued dividend and dividing by $4.55 per share (the value of the Class A common stock, based on the arm’s length transactions described above); plus

•	2,596,902 shares of Class A common stock issued at a conversion rate of 11:1, which is equivalent to the number of shares issuable upon conversion.
The total value of the shares of Class A common stock issued was determined to be equivalent to the fair market value of the Series A convertible preferred stock. In addition, in determining that the value of the Series A convertible preferred was at least equal to the value of the Class A common stock that was issued in the reclassification, the Company considered that the Series A convertible preferred holders would no longer be entitled to receive a dividend, that the Company would benefit from no longer having to accrete the value of the Series A convertible preferred and that by the Series A convertible preferred holders agreeing to waive their rights to receive the dividend and their other preferences, the Company’s regulatory efforts would be facilitated.
The Staff has asked for the Company to provide an analysis taking into account what number of shares would have been issued had the Company assumed there was a liquidation at the time of the reclassification.
The Company believes that an appropriate liquidation analysis as of the date of the reclassification should be based on a going concern basis, which is consistent with the definition of Liquidation in the Company’s certificate of incorporation and the nature of the Company’s operations. At the time of the reclassification, the Company received a report from an investment banking firm with information on comparable transactions. The report disclosed that the mean value of comparable multiples for selected M&A transactions within the postsecondary industry implied an enterprise value of $72,446,000 based on 2004 revenue and implied an enterprise value of $62,081,000 based on 2004 EBITDA. The report also disclosed that based on estimated 2006 EBITDA the mean value of comparable multiples for selected companies within the postsecondary industry implied an enterprise value of the Company of $51,976,000 and implied an equity value of the Company of $57,704,000. For purposes of the following analysis, the Company has used the arithmetic average of those numbers, or $61,051,750, as the Liquidation value of the Company.
As described above, in a liquidation, the holders of the Series A preferred were entitled to receive the Liquidation Preference plus what they would have received had they converted into common stock immediately before the liquidation event.

Carlos Pacho & Claire DeLabar
United States Securities and Exchange Commission
October 23, 2007

The aggregate Liquidation Preference as of August 1, 2005 was $12,597,120, calculated as follows:

Original Investment:		$10,000,000
Accrued Dividends at 8%:	+$	2,597,120

Total Liquidation Preference		$12,597,120
This leaves an aggregate of $48,454,630 to be distributed to the holders of the common stock, including the holders of the Series A preferred based on their right to participate with the holders of the common stock, calculated as follows:

Assumed Value of the Company		$61,051,750
Less Liquidation Preference	- $	12,597,120

Total Remaining Value		$48,454,630
The Series A convertible preferred shares represented 24.67% of the fully-diluted common stock at that time, in that there were 236,082 shares of Series A convertible preferred outstanding, which taking into account the 11- for -1 conversion rate was equal to 2,596,902 shares of the 10,526,120 shares of fully-diluted common stock as of that date.
Accordingly, the holders of the Series A convertible preferred shares were entitled to 24.67% of the $48,454,630 remaining value to be distributed among the equity holders, or $11,954,255 of the Company value, calculated as follows.

Total Remaining Value		$48,454,630
Percentage of Company	x	0.2467

Value of Participation Feature		$11,954,255
Using this analysis, the total value that the holders of the Series A convertible preferred would have been entitled to receive in a liquidation would have been $24,551,375, calculated as follows:

Liquidation Preference:		$12,597,120
Value of Participation Feature	+$	11,954,255

Total Liquidation Payment		$24,551,375
In a liquidation, if the holders of the Series A convertible preferred stock had received a security with a fair value of $4.55 per share, which is what the fair value of the Class A common stock was based on the third party sales of Class A common stock, they would have been entitled to receive 5,395,907 shares, calculated as follows:

Total Liquidation Payment		$24,551,375
Value of Shares	÷$	4.55

Total Shares Issued		5,395,907

Carlos Pacho & Claire DeLabar
United States Securities and Exchange Commission
October 23, 2007

This approach would have provided the holders of the Series A convertible preferred shares with 44,647 shares more than they actually received, calculated as follows:

Shares Issued in Liquidation Example		5,395,907
Shares Actually Issued	-	5,351,258

Difference in Shares		44,647
The 44,647 difference in the shares represents less than 1% of the actual shares issued. The Company believes that the application of this liquidation analysis supports the Company’s actual determination that the Class A common stock issued in the transaction was equivalent to the fair value of the Series A convertible preferred stock.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2778 or Michael J. Silver at (410) 659-2741.
Very truly yours,
/s/ WILLIAM I. INTNER
William I. Intner
cc: Harry T. Wilkins